QUAINT OAK
BANCORP INC

2007
Annual Report

TABLE OF CONTENTS

PRESIDENT'S LETTER TO SHAREHOLDERS

On behalf of your Board of Directors, senior management and the employees of Quaint Oak Bank, we wish to welcome you as a shareholder of Quaint Oak Bancorp and to deliver our first Annual Report.

Founded in 1926, Quaint Oak Bank completed another significant year in its history by converting from a mutual to a stock form organization and offering shares of Quaint Oak Bancorp in our initial public offering. We believe that the organization is well-positioned for future growth and continued service to our communities in the southwestern Bucks County, southeastern Montgomery County and northeast Philadelphia, Pennsylvania region.

We are pleased to report that Quaint Oak Bank achieved its targeted net income for the 2007 fiscal year. Additionally, we effectively deployed the net proceeds from our initial public offering into loans and investments which fueled an improvement in our net interest margin.

2007 proved to be a challenging year overall for the banking industry. The condition of the housing market, exacerbated by the sub prime mortgage crisis along with a slowing economy among other things poses continuing challenges. However, our balance sheet remains strong as we have not participated in investments in the sub prime mortgage market. We enter 2008 well positioned to continue the expansion of our lending operations. In addition to expanded commercial real estate lending we expanded our home equity lending program. We expect this will permit us to sell long term mortgage loan originations and to offer a new portfolio product, a checkless home equity line of credit in 2008.

Quaint Oak Bancorp previously announced during 2007, its filing with regulatory authorities of a waiver request in order to initiate a stock repurchase program. Although the request has not yet been approved, which is typical in the first year following a conversion, we remain committed to establishing a repurchase program. The Board of Directors and management believe that the request for approval of the proposed stock repurchase program reflects our strong commitment to enhance shareholder value and represents a beneficial use of cash given current market conditions, interest rates and the current market price of our common stock.

In these historically challenging economic times our overall goal is a "Keep to Basics" approach.

- Net income will drive Quaint Oak Bank.
- Net income is driven by lending.
- Lending volume will drive the overall growth rate of the Bank.

We are committed to securing quality loan assets and seeking other rewarding investment opportunities. We anticipate profitable growth will return our capital ratios, return on assets and efficiency ratio to competitive pre-conversion levels.

Having successfully completed the conversion and offering during 2007, our management team and staff look forward to the opportunities of 2008. We are committed to serving and expanding our customer base and look forward to establishing long-term shareholder value.

Robert T. Strong
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.. You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,	
(Dollars in Thousands)	2007	2006
Selected Financial and Other Data:		
Total assets	$73,545	$61,206
Cash and cash equivalents	4,987	4,197
Investment in interest-earning time deposits	1,835	1,711
Investment securities available for sale (cost of $2,001)	2,001	--
Investment securities held to maturity (estimated fair value of $2,265)	2,253	--
Loans receivable, net	61,656	54,553
Federal Home Loan Bank stock, at cost	237	263
Bank premises and equipment, net	59	46
Deposits	55,261	55,750
Stockholders' Equity	17,557	4,737
Selected Operating Data:		
Total interest income	$ 4,420	$ 3,933
Total interest expense	2,360	2,098
Net interest income	2,060	1,835
Provision for loan losses	93	144
Net interest income after provision for loan losses	1,967	1,691
Total non-interest income	55	25
Total non-interest expense	1,219	787
Income before income taxes	803	929
Income taxes	313	359
Net income	$ 490	$ 570
Selected Operating Ratios(1):		
Average yield on interest-earning assets	6.80%	6.70%
Average rate on interest-bearing liabilities	4.32	3.87
Average interest rate spread(2)	2.48	2.83
Net interest margin(2)	3.17	3.12
Average interest-earning assets to average interest-bearing liabilities	118.93	108.25
Net interest income after provision for loan losses to non-interest expense	161.00	215.00
Total non-interest expense to average assets	1.84	1.32
Efficiency ratio(3)	57.64	42.31
Return on average assets	0.74	0.96
Return on average equity	4.75	12.70
Average equity to average assets	15.54	7.54
Asset Quality Ratios(4):		
Non-performing loans as a percent of total loans receivable, net(5)	2.50%	0.40%
Non-performing assets as a percent of total assets(5)	2.10	0.30
Allowance for loan losses as a percent of non-performing loans	43.03	294.87
Allowance for loan losses as a percent of total loans receivable	1.07	1.04
Net charge-offs to average loans receivable	--	0.11
Capital Ratios(4):		
Tier 1 leverage ratio	18.31%	7.79%
Tier 1 risk-based capital ratio	25.27	12.40
Total risk-based capital ratio	26.54	13.66

(1) With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans at December 31, 2007 and 2006. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due. Quaint Oak Bank did not have any real estate owned or troubled debt restructurings at December 31, 2007 or 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the "Company") was formed in connection with the Quaint Oak Bank's conversion to a stock savings bank completed on July 3, 2007. The Company's results of operations initially are dependent primarily on the results of Quaint Oak Bank, which is now a wholly owned subsidiary of the Company.

Quaint Oak Bank's profitability depends primarily on its net interest income, which is the difference between interest income earned on interest-earning assets, principally loans, and interest expense paid on interest-bearing deposits. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Quaint Oak Bank's profitability also depends, to a lesser extent, on investments in interest-earning deposits in other institutions and investment securities, non-interest income, borrowings from the Federal Home Loan Bank of Pittsburgh, provision for loan losses, non-interest expenses and federal and state income taxes.

Quaint Oak Bank's business has consisted primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank's loan portfolio to 28.1% at December 31, 2007. Quaint Oak Bank's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts. At December 31, 2007, certificates of deposit amounted to 62.5% of total assets compared to 72.4% of total assets at December 31, 2006. Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts. Although management anticipates that certificates of deposit will continue to be a primary source of funding for its assets, Quaint Oak Bank rolled-out an e-savings deposit product late in the fourth quarter of 2007, in order to diversify into other deposit products.

Our results of operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Our results of operations are also significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Critical Accounting Policies

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 2 of the notes to our financial statements. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, as an integral part of their examination processes, periodically review our allowance for loan losses. The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws. Realizing our deferred tax assets principally depends upon our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors. We may adjust our deferred tax asset balances if our judgments change.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Total Assets. The Company's total assets increased $12.3 million, or 20.2%, to $73.5 million at December 31, 2007 compared to $61.2 million at December 31, 2006. This increase was due primarily to $12.3 million in net proceeds received from the Company's initial stock offering completed on July 3, 2007 less common stock acquired by the Employee Stock Ownership Plan. Cash and cash equivalents increased $790,000, investment securities increased $4.3 million and loans receivable, net of allowance for loan losses increased $7.1 million for the year 2007.

Cash and Cash Equivalents. Cash and cash equivalents increased $790,000, or 18.8%, from $4.2 million at December 31, 2006 to $5.0 million at December 31, 2007, as part of the net proceeds from the stock offering were invested into highly liquid money market accounts.

Investment Securities. In order to diversify its balance sheet and grow its interest earning assets, the Company invested $4.3 million of the net proceeds received from the stock offering into investment securities. At December 31, 2007, $2.0 million was invested in mutual funds and auction market securities designated by the Company as available for sale and $2.3 million was invested in United States government agency bonds designated as held to maturity.

Loans Receivable, Net. Loans receivable, net, increased $7.1 million, or 13.0%, to $61.7 million at December 31, 2007 from $54.6 million at December 31, 2006. This increase was funded primarily by the net proceeds received from the stock offering. Increases within the portfolio occurred in the residential mortgage one-to-four family non-owner occupied category, which grew $4.0 million or 33.5%, commercial real estate loans which increased $3.1 million or 21.4%, construction loans which increased $1.4 million or 482.3% and home equity loans which grew $896,000 or 25.3%. These increases were partially offset by a decrease of $1.9 million or 10.0% in one-to-four family owner occupied loans, which is consistent with management's strategy of diversifying our loan portfolio into higher yielding commercial loans products.

Deposits. Total interest-bearing deposits decreased $489,000, or 0.9%, to $55.3 million at December 31, 2007 compared to $55.8 million at December 31, 2006. The decrease in interest-bearing deposits was primarily attributed to a $2.2 million decrease in passbook and statement savings accounts, offset by a $1.7 million increase in certificates of deposit, as the Company set interest rates at levels management believed were appropriate to control deposit growth due to moderate loan demand.

Stockholders' Equity. Total stockholders' equity increased $12.8 million, or 270.6%, to $17.6 million at December 31, 2007 compared to $4.7 million at December 31, 2006. The increase was attributable to the $13.3 million of net proceeds received in the stock offering and net income of $490,000 for the year-ended December 31, 2007, offset by the increase in unallocated common stock held by the Employee Stock Ownership Plan (ESOP) of $1.0 million acquired in the third and fourth quarter of 2007 following completion of the stock offering.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

Net Income. Net income amounted to $490,000 for the year ended December 31, 2007, a decrease of $80,000 or 14.0% compared to net income of $570,000 for the year ended December 31, 2006. The year over year decline was due primarily to an increase in net interest income and non-interest income and decrease in the provision for loan losses and income taxes, being offset by an increase in non-interest expense.

Net Interest Income. Net interest income amounted to $2.1 million for the year ended December 31, 2007 compared to $1.8 million for the year ended December 31, 2006. The $225,000, or 12.3% increase in net interest income for 2007 over 2006 was primarily attributable to an increase in net interest-earning assets of $6.3 million, offset, in part, by a decrease of 35 basis points in the average interest rate spread to 2.48% for 2007 from 2.83% for 2006.

Interest Income. Interest income increased $487,000, or 12.4% for the year ended December 31, 2007 from $3.9 million for the year ended December 31, 2006. The increase resulted primarily from a $6.3 million increase in average interest earning assets which had the effect of increasing interest income by $300,000. In addition, there was a 10 basis point increase in the overall yield on interest earning assets to 6.80% for 2007 from 6.70% for 2006, which increased interest income by $134,000. Average short-term investments and investment securities increased $5.6 million between the two periods along with a $749,000 increase in net loans receivable. The increase in short-term investments and investment securities was driven by the investment of the net proceeds received in the stock offering into these interest earning assets. The average yields on short-term investments and investment securities increased 96 basis points to 5.47% for 2007, from 4.51% for 2006. The average yield on loans increased to 7.01%, from 6.83% for the 2007 and 2006 periods, respectively. The year over year increase in the yield on loans reflects the addition of higher yielding non-owner occupied residential and commercial real estate loans to our loan portfolio in 2007.

Interest Expense. Interest expense increased by $262,000, or 12.5%, to $2.4 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase resulted primarily from a 45 basis point increase in overall cost of interest bearing liabilities to 4.32% for 2007 from 3.87% for 2006, which increased interest expense by $161,000. In addition, there was a $400,000 increase in average interest-bearing liabilities, which had the effect of increasing interest expense by $84,000. The increase in average rate was due to consumer preferences for certificates of deposit in the rising interest rate environment and management's strategy to increase certificates of deposit as a means of funding loan growth and managing interest rate risk.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on daily balances.

	Yield/ Rate at December 31, 2007	Year Ended December 31, 2007			2006		
		Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Short-term investments and investment securities	4.64%	$ 8,761	$ 479	5.47%	$ 3,193	$ 144	4.51%
Loans receivable, net (1)	7.08	56,001	3,926	7.01	55,252	3,775	6.83
Other interest-earning assets	5.95	244	15	6.15	290	14	4.83
Total interest-earning assets	6.71%	65,006	4,420	6.80%	58,735	3,933	6.70%
Non-interest-earning assets		1,333			779		
Total assets		$66,339			$59,514		
Interest-bearing liabilities:							
Passbook accounts	1.39	$ 4,267	59	1.38	$ 6,068	84	1.38
Statement and e-savings accounts	2.76	6,235	173	2.77	7,368	207	2.81
Certificate of deposit accounts	4.76	44,158	2,128	4.82	39,885	1,759	4.41
Total deposits		54,660	2,360	4.32	53,321	2,050	3.84
FHLB advances		-	-	-	939	48	5.11
Total interest-bearing liabilities	4.33%	54,660	$2,360	4.32%	54,260	$2,098	3.87%
Non-interest-bearing liabilities		1,367			767		
Total liabilities		56,027			55,027		
Stockholders' equity		10,312			4,487		
Total liabilities and stockholders' equity		$66,339			$59,514		
Net interest-earning assets		$10,346			$ 4,475		
Net interest income; average interest rate spread			$2,060	2.48%		$1,835	2.83%
Net interest margin (2)				3.17%			3.12%
Average interest-earning assets to average interest-bearing liabilities				118.93%			108.25%

(1) Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(2) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2007 vs. 2006				2006 vs. 2005			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)							
Interest income:								
Short-term investments and investment securities	$ 31	$251	$ 53	$ 335	$ 44	$(34)	$(11)	$ (1)
Loans receivable (1)	99	51	1	151	254	442	37	733
Other interest-earning assets	4	(2)	(1)	1	4	2	2	8
Total interest-earning assets	134	300	53	487	302	410	28	740
Interest expense:								
Passbook accounts	--	(25)	--	(25)	(1)	(34)	--	(35)
Statement and e-savings accounts	(3)	(31)	--	(34)	63	(43)	(13)	7
Certificate accounts	164	188	17	369	230	333	68	631
Total deposits	161	132	17	310	292	256	55	603
FHLB advances	--	(48)	--	(48)	7	15	4	26
Total interest-bearing liabilities	161	84	17	262	299	271	59	629
Increase (decrease) in net interest income	$ (27)	$216	$36	$ 225	$ 3	$139	$(31)	$ 111

(1) Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management, no less than quarterly, and is initially based upon an application of fixed percentages to the total outstanding loans by category. Management also reviews the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions to further adjust the provision for loan losses. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management's evaluation and analysis is reported to the board of directors on a quarterly basis at a regularly scheduled meeting.

A loan is considered impaired when, based on current information or events, it is probable that Quaint Oak Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, Quaint Oak Bank will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary, based on estimates that may be susceptible to change as a result of changes in economic conditions and other factors. In addition, the Federal Deposit Insurance Corporation, as an integral part of their examination process, will periodically review our allowance for loan losses. This agency may require us to recognize an adjustment to the allowance, based on its judgments about information available to it at the time of its examination.

Quaint Oak Bank reduced the provision for loan losses from $144,000 for the year ended December 31, 2006 to $93,000 for the same period in 2007 based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions and prior loan loss experience. Loans charged off during the year ended December 31, 2007 totaled $1,000. Six loans were placed on non-accrual status during 2007, resulting in the reversal of $21,000 of previously accrued interest income. Non-performing loans amounted to $1.5 million or 2.50% of net loans receivable at December 31, 2007, consisting of eight loans, two of which are 90 days or more past due and still accruing interest and six of which are on non-accrual status. The non-performing loans are primarily one-to-four family owner occupied residential loans. We do not anticipate any significant losses on these loans. The allowance for loan losses as a percent of total loans receivable was 1.07% at December 31, 2007 and 1.04% at December 31, 2006.

Non-Interest Income. Non-interest income, which consists of fees and service charges, amounted to $55,000 for the year ended December 31, 2007, an increase of $30,000 or 120.0% compared to non-interest income of $25,000 for the year ended December 31, 2006. The increase was primarily attributable to a $14,000 increase in loan documentation fees, a $9,000 increase in loan late charge fees and a $5,000 increase in loan inspection fees.

Non-Interest Expense. Non-interest expense increased $432,000, or 54.9%, from $787,000 for the year ended December 31, 2006 to $1.2 million for the year ended December 31, 2007. The primary reason for this increase was the $284,000 increase in salaries and employee benefits. In addition, increases in directors' fees and expenses of $35,000, occupancy and equipment of $19,000, professional fees of $60,000, regulatory fees of $24,000, and advertising of $14,000 contributed to the increase. The increase in salaries was due primarily to increases in salary for the President and Chief Executive Officer and the hiring of a chief lending officer at the beginning of the first quarter of 2007. In connection with the Company's initial public stock offering, the Company implemented an employee stock ownership plan (ESOP). Expenses related to this plan for 2007 were $17,000 and were included in the salaries and employee benefits increase noted above. The increase in professional fees was attributable to the added costs associated with being a public company for the second half of 2007.

Provision For Income Tax Expense. The provision for income taxes amounted to $313,000 and $359,000 for the years ended December 31, 2007 and 2006, respectively. The Company's effective tax rate was 39.0% and 38.6% for fiscal 2007 and 2006, respectively.

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. The Company's interest-earning assets consist primarily of residential mortgage loans which have fixed rates of interest and terms up to 30 years. The Company's interest-bearing liabilities primarily consist of higher rate certificates of deposit. Consequently, the Company's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. At December 31, 2007 and 2006, certificates of deposit amounted to $46.0 million and $44.3 million, respectively, or 62.5% and 72.4%, respectively, of total assets at such dates.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%. This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company. If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy. Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy. Our one-year cumulative gap was a negative 7.9% at December 31, 2007, compared to a negative 28.9% at December 31, 2006. We have become less liability sensitive in 2007 as a result of increases in our short-term investments and investment securities and increases in commercial real estate loans which are more likely to have floating or adjustable rates of interest. Both these increases were driven by the net proceeds from the stock offering.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2007, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Annual prepayment rates for loans are assumed to range from 10% to 40%. Statement and e-savings accounts and other savings accounts are assumed to have annual rates of withdrawal, or "decay rates," of 50% and 20%, respectively.

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
Interest-earning assets (1):						
Loans receivable (2)	$10,840	$14,525	$10,732	$9,066	$17,058	$62,221
Short-term investments and investment securities	6,039	801	2,014	501	501	9,856
Investment in Federal Home Loan Bank stock	--	--	--	--	237	237
Total interest-earning assets	$16,879	$15,326	$12,746	$9,567	$17,796	$72,314
Interest-bearing liabilities:						
Passbook accounts	$366	$366	$2,195	$366	$366	$ 3,659
Statement savings accounts	1,408	1,408	1,408	703	703	5,630
Escrow accounts	200	400	--	--	--	600
Certificate accounts	7,322	26,511	10,854	1,285	--	45,972
Total interest-bearing liabilities	$9,296	$28,685	$14,457	$2,354	$1,069	$55,861
Interest-earning assets less interest-bearing liabilities	$7,583	$(13,359)	$(1,711)	$7,213	$16,727	
Cumulative interest-rate sensitivity gap (3)	$7,583	$(5,776)	$(7,487)	$(274)	$16,453	
Cumulative interest-rate gap as a percentage of total assets at December 31, 2007	10.3%	(7.9)%	(10.2)%	(0.4)%	22.4%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2007	181.6%	84.8%	85.7%	99.5%	129.5%	

(Footnotes on next page)

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses, undisbursed loan funds, unamortized discounts and deferred loan fees.

(3) Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. The Company's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, the Company would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, the Company intends to continue to originate more variable rate loans and increase core deposits. The Company also intends to place a greater emphasis on shorter-term home equity loans and commercial business loans.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2007, the Company's cash and cash equivalents amounted to $5.0 million. At such date, the Company also had $1.6 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses. At December 31, 2007, Quaint Oak Bank had outstanding commitments to originate loans of $229,000 and commitments under unused lines of credit of $920,000.

At December 31, 2007, certificates of deposit scheduled to mature in less than one year totaled $33.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds. At December 31, 2007, Quaint Oak Bank had no advances from the Federal Home Loan Bank of Pittsburgh and had $37.1 million in borrowing capacity.

Our stockholders' equity amounted to $17.6 million at December 31, 2007, an increase of $12.8 million from December 31, 2006. The increase was due primarily to the $13.4 million in net proceeds received from the Company's initial public stock offering which was completed on July 3, 2007. Approximately 53.0%, or $7.1 million of these net proceeds were invested in Quaint Oak Bank. Quaint Oak Bank invested these proceeds in short-term, liquid investments and loans. The net proceeds received by Quaint Oak Bank have further strengthened its capital position, which already exceeded all regulatory requirements. Quaint Oak Bank's long-term plan continues to be to leverage our capital through deposit and loan growth.

A portion of the net proceeds from the stock offering retained by the Company have been used to fund a loan to Quaint Oak Bank's Employee Stock Ownership Plan Trust ("ESOP") to purchase 111,090 shares of common stock issued in the public offering completed July 3, 2007, in the open market, at an average price of $9.35 per share totaling $1.0 million. The remaining net proceeds held by the Company have been invested in short-term, liquid investments, mutual funds, auction market securities and U.S. government agency securities.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively. At December 31, 2007, Quaint Oak Bank exceeded each of its capital requirements with ratios of 18.31%, 25.27% and 26.54%, respectively. As a savings and loan holding company, the Company is not subject to any regulatory capital requirements.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. In general, we do not require collateral or other security to support financial instruments with off-balance sheet credit risk.

Commitments. At December 31, 2007, we had unfunded commitments under lines of credit of $920,000 and $229,000 of commitments to originate loans. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2007

		Payments Due By Period			
	Total	**To 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
			(In Thousands)		
Certificates of deposit	$45,972	$33,833	$10,854	$1,285	$ --
Operating lease obligations	29	29	--	--	--
Total contractual obligations	$46,001	$33,862	$10,854	$1,285	$ --

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding the Company have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. Quaint Oak Bancorp, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
March 24, 2008

Consolidated Balance Sheets

	December 31,	
	2007	2006
ASSETS	(In thousands, except share data)	
Due from banks, non-interest-bearing	**$ 1,220**	$ 381
Due from banks, interest-bearing	**3,767**	3,816
Cash and cash equivalents	**4,987**	4,197
Investment in interest-earning time deposits	**1,835**	1,711
Investment securities available for sale (cost of $2,001)	**2,001**	-
Investment securities held to maturity (estimated fair value of $2,265)	**2,253**	-
Investment in Federal Home Loan Bank stock, at cost	**237**	263
Loans receivable, net of allowance for loan losses 2007, $667; 2006, $575	**61,656**	54,553
Premises and equipment, net	**59**	46
Accrued interest receivable and other assets	**517**	436
Total Assets	**$73,545**	$61,206
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits, interest-bearing	**$ 55,261**	$55,750
Advances from borrowers for taxes and insurance	**600**	587
Accrued interest payable and other liabilities	**127**	132
Total Liabilities	**$55,988**	$56,469
STOCKHOLDERS' EQUITY		
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares authorized; 1,388,625 issued and outstanding at December 31, 2007, and none issued or outstanding at December 31, 2006	**14**	-
Additional paid-in capital	**13,337**	-
Retained earnings	**5,227**	4,737
Unallocated common stock held by Employee Stock Ownership Plan (ESOP)	**(1,021)**	-
Total Stockholders' Equity	**17,557**	4,737
Total Liabilities and Stockholders' Equity	**$73,545**	$61,206

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Years Ended December 31,	
	2007	2006
Interest Income	(In thousands, except share data)	
Loans receivable, including fees	$3,926	$3,775
Short-term investments and investment securities	479	144
Dividends	15	14
Total Interest Income	4,420	3,933
Interest Expense		
Deposits	2,360	2,050
Short-term borrowings	–	48
Total Interest Expense	2,360	2,098
Net Interest Income	2,060	1,835
Provision for Loan Losses	93	144
Net Interest Income after Provision for Loan Losses	1,967	1,691
Non-Interest Income - Fees and service charges	55	25
Non-Interest Expense		
Salaries and employee benefits	716	432
Directors' fees and expenses	173	138
Occupancy and equipment	77	58
Professional fees	103	43
Regulatory	43	19
Advertising	32	18
Other	75	79
Total Other Expenses	1,219	787
Income before Income Taxes	803	929
Income Taxes	313	359
Net Income	$490	$570
Basic earnings per share (1)	$0.24	NA

(1) Reflects earnings since becoming a public company on July 3, 2007.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common Stock: Number of Shares	Common Stock: Amount	Additional Paid-in Capital	Unallocated Common Stock Held by ESOP	Retained Earnings	Total Stockholders' Equity
BALANCE – DECEMBER 31, 2005	-	$ -	$ -	$ -	$ 4,167	$ 4,167
Net income	-	-	-	-	570	570
BALANCE – DECEMBER 31, 2006	-	-	-	-	4,737	4,737
Issuance of common stock at $10 per share for initial public offering, net of offering costs of $535	1,388,625	14	13,337	-	-	13,351
Common stock acquired by ESOP	-	-	-	(1,038)	-	(1,038)
Common stock released by ESOP	-	-	-	17		17
Net income		-	-	-	490	490
BALANCE – December 31, 2007	1,388,625	$ 14	$ 13,337	$ (1,021)	$ 5,227	$ 17,557

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2007	**2006**
Cash Flows from Operating Activities	**(In Thousands)**	
Net income	**$490**	$570
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	**93**	144
Depreciation expense	**13**	11
Amortization of securities premiums	**1**	-
Amortization of deferred loan fees and costs	**3**	(29)
Deferred income taxes	**(54)**	(35)
Compensation expense for ESOP	**17**	-
Increase in accrued interest receivable and other assets	**(27)**	(78)
Decrease in accrued interest payable and other liabilities	**(5)**	(83)
Net Cash Provided by Operating Activities	**531**	500
Cash Flows from Investing Activities		
Net (increase) decrease in investment in interest-earning time deposits	**(124)**	269
Purchase of investment securities available for sale	**(501)**	-
Purchase of investment securities held to maturity	**(3,754)**	-
Purchase of property and equipment	**(26)**	(24)
Net decrease (increase) in Federal Home Loan Bank stock	**26**	(15)
Net increase in loans receivable	**(7,199)**	(2,787)
Proceeds from the sale of portfolio loans	**-**	809
Net Cash Used in Investing Activities	**(11,578)**	(1,748)
Cash Flows from Financing Activities		
Net (decrease) increase in deposits	**(489)**	4,138
Decrease in short-term borrowings	**-**	(500)
Proceeds from the issuance of common stock, net	**13,351**	-
Purchase of common shares for ESOP	**(1,038)**	-
Increase in advances from borrowers for taxes and insurance	**13**	16
Net Cash Provided by Financing Activities	**11,837**	3,654
Net Increase in Cash and Cash Equivalents	**790**	2,406
Cash and Cash Equivalents – Beginning of Period	**4,197**	1,791
Cash and Cash Equivalents – End of Period	**$4,987**	$4,197
Supplementary Cash Flows Information		
Income taxes paid	**$394**	$430
Interest paid	**$2,353**	$2,066

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank ("Bank"). In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp"), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank. Upon completion of the conversion and the offering, all of Quaint Oak Bank's stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp's stock is, in turn, owned by the public. The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds. Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering. The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank. All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank. All significant intercompany balances and transactions have been eliminated.

Prior to the conversion, Quaint Oak Savings Bank operated under a state bank charter as a mutual savings bank. Upon completion of the conversion and the offering, the Bank changed its name to Quaint Oak Bank and began to operate as a stock savings bank. The Bank is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Pursuant to the Bank's election under Section 10(l) of the Home Owners' Loan Act, the Company is a savings and loan holding company regulated by the Office of Thrift Supervision. The area served by the Bank is principally Bucks County, Pennsylvania. The principal deposit products offered by the Bank are certificates of deposits, passbook savings accounts, statement savings accounts and e-savings accounts. Loan products offered are fixed and adjustable rate residential and commercial mortgages, home equity loans, and lines of credit.

Note 2 - Summary of Significant Accounting Policies

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

The Bank operates primarily in Bucks County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 5. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include non-interest and interest-earning demand deposits and money market accounts with various financial institutions.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital requirements, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of related deferred tax effects. Realized gains and losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of the changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost adjusted for amortization for premium and accretion of discount, recognized in interest income using the interest method over the terms of the securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted Stock

Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is discontinued when principal or interest has become 90 days past due. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for multi-family and nonresidential mortgage and commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual savings accounts and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets. The costs of maintenance and repairs are expensed as incurred. Costs of major additions and improvements are capitalized.

Advertising Costs

In accordance with Statement of Position No. 94-7, *Reporting on Advertising Costs*, the Company expenses all advertising costs as incurred. Advertising costs totaled $32,000 and $19,000 for the years ended December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Share-Based Compensation

The Company has an employee stock ownership plan (ESOP). This plan is more fully described in Note 10. Shares awarded under the ESOP are accounted for in accordance with AICPA Statement of Position ("SOP") 93-6, Employers' *Accounting for Employee Stock Ownership Plans.* As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned. For purposes of computing basic and diluted earnings per share, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Earnings Per Share

Basic earnings per share for the year ended December 31, 2007, is computed by dividing net income available to common stockholder from July 3, 2007 through December 31, 2007, of $318,000 (the period during which the common stock was outstanding) by the weighted number of common shares outstanding for the same period of 1,313,151. The number of shares outstanding for this calculation excludes unallocated ESOP shares. Because the initial public offering was completed on July 3, 2007, per share results for the year ended December 31, 2006 would not be meaningful. The Company currently maintains a simple capital structure with no potential dilutive common shares outstanding.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

Reclassifications

Certain items in the 2006 financial statements have been reclassified to conform to the 2007 financial statement presentation format. These reclassifications had no effect on net income or stockholders' equity.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments". Statement No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. Statement No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company was required to adopt the provisions of Statement No. 155, as applicable, beginning in fiscal year 2007. The adoption of Statement No. 155 did not have any impact on the Company's consolidated financial position and results of operations.

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140." Statement No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Statement No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company was January 1, 2007. The adoption of Statement No. 156 did not have any effect on the Company's consolidated financial statements.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The Interpretation provides clarification on the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes". The Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized tax benefits during the year ended December 31, 2007. Corporate tax returns for the years 2003 through 2006 remain open to examination by the taxing authorities.

In May 2007, the FASB issued FAS Staff Position ("FSB") FIN 48-1 "Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have any impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Management is currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applied Statement 157 in interim or annual financial statements before proposed FSP 157-b was finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company's operating income or net earnings.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115". Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Statement No. 159 is effective for the Company January 1, 2008. Management is evaluating the impact that the adoption of Statement No. 159 will have on the Company's consolidated financial statements.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 141(R) "Business Combinations". This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company is accounting for business combinations beginning January 1, 2009.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Accounting Policies (Continued)

New Accounting Standards (Continued)

In December 2007, the FASB issued Statement No. 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51". This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Note 3 – Investment in Interest-Earning Time Deposits

The interest-earning time deposits as of December 31, 2007 and 2006, by contractual maturity, are shown below:

	2007	2006
	(In Thousands)	
Due in one year or less	$1,573	$1,711
Due after one year through five years	262	-
	$1,835	$1,711

Note 4 — Investment Securities

The amortized cost and fair value of investments securities available for sale and held to maturity at December 31, 2007 are summarized below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:				
Mortgage securities portfolio mutual fund	$ 501	$ -	$ -	$ 501
Auction market securities	1,500	-	-	1,500
	$2,001	$ -	$ -	$2,001
Held to Maturity:				
U.S. Government agency securities	$2,253	$ 12	$ -	$2,265

The amortized cost and fair value of held to maturity debt securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
After one year through five years	$2,253	$2,265

In early January of 2008, the Company increased its total holdings in auction market securities to $2.0 million. In February and March of 2008, the $2.0 million of auction market securities failed to settle at auction and are

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Accounting Policies (Continued)

currently illiquid. Liquidity of these investments is subject to either a successful auction process, redemption of the investment investment, or sale of the security in a secondary market. As of December 31, 2007, the amortized cost of these investments was equal to the fair value based on successful auctions preceding and subsequent to year-end. All of these securities carry an AAA rating and continue to earn interest at the contractual maximum rate. The outstanding auction market securities at December 31, 2007 had a weighted average rate of 6.08%. We cannot predict whether future auctions related to these securities will be successful. In connection with preparing our interim financial statements during 2008, we will consider whether any future lack of liquidity in these securities has resulted in an other than temporary impairment of our auction market securities subsequent to December 31, 2007.

Note 5 - Loans Receivable

The composition of net loans receivable at December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)	
Real estate loans:		
One-to-four family residential:		
Owner occupied	**$17,248**	$19,163
Non-owner occupied	**15,757**	11,800
Total one-to-four family residential	**33,005**	30,963
Multi-family (five or more) residential	**4,385**	4,522
Commercial real estate	**17,481**	14,404
Construction	**1,677**	288
Commercial lines of credit	**1,206**	1,242
Home equity loans	**4,431**	3,535
Total real estate loans	**62,185**	54,954
Loans on savings accounts	**36**	11
Total Loans	**62,221**	54,965
Deferred loan fees and costs	**102**	163
Allowance for loan losses	**(667)**	(575)
Net Loans	**$61,656**	$54,553

During 2006, the Bank sold $809,000 of portfolio loans at par with servicing retained. No servicing asset or liability has been recorded due to immateriality. At December 31, 2007, such loans serviced for others totaled $250,000.

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2007 and 2006:

	2007	2006
	(In Thousands)	
Balance, beginning	**$575**	$491
Charge-offs	**(1)**	(60)
Recoveries	**-**	-
Net charge-offs	**(1)**	(60)
Provision charged to operations	**93**	144
Balance, ending	**$667**	$575

Notes to Consolidated Financial Statements (Continued)

Note 5 - Loans Receivable (Continued)

The recorded investment in impaired loans, not requiring an allowance for loan losses was $332,000 at December 31, 2007 and $-0- at December 31, 2006. The recorded investment in impaired loans requiring an allowance for loan losses was $602,000 and $83,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the related allowance for loan losses associated with these loans was $16,000 and $4,000, respectively. For the years ended December 31, 2007 and 2006, the average recorded investment in impaired loans was $263,000 and $148,000, respectively, and the interest income recognized on impaired loans was $19,000 for 2007 and $5,000 for 2006.

At December 31, 2007 and 2006, the Bank had nonaccrual loans of $1.4 million and $-0-. Additional interest income that would have been recorded under the original terms of the loan agreements amounted to approximately $75,000 and $-0- for the years ended December 31, 2007 and 2006, respectively. There were $149,000 and $195,000 of loans that were past due 90 days or more and still accruing interest at December 31, 2007 and 2006, respectively.

Note 6 - Bank Premises and Equipment

The components of bank premises and equipment at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)	
Leasehold improvements	$ 9	$ 9
Furniture, fixtures and equipment	154	128
	163	137
Accumulated depreciation	(104)	(91)
	$ 59	$ 46

The Bank has two operating leases for its banking office. One lease is month to month, with 120 days' notice required for termination. The other lease expires in November 2008 and is renewable for one year, with 90 days' written notice. Rent expense under the lease for the years ended December 31, 2007 and 2006 was $33,000 and $21,000, respectively. Future minimum lease payments under this operating agreement are $29,000.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Deposits

Deposits at December 31, 2007 and 2006 consist of the following:

	2007		2006	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)			
Passbook savings accounts	**$ 3,659**	**1.39%**	$ 4,702	1.39%
Statement and e-savings accounts	**5,630**	**2.76**	6,752	2.72
Certificate of deposit accounts	**45,972**	**4.76**	44,296	4.71
	$55,261	**4.33%**	$55,750	4.19%

A summary of certificates of deposits by maturity at December 31, 2007 is as follows: (In Thousands)

Year ending December 31:	
2008	**$33,833**
2009	**6,920**
2010	**3,934**
2011	**667**
2012	**618**
	$45,972

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $11,011,000 and $11,188,000 at December 31, 2007 and 2006, respectively.

A summary of interest expense for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)	
Passbook savings accounts	**$ 59**	$ 84
Statement and e-savings accounts	**173**	207
Certificate of deposit accounts	**2,128**	1,759
	$2,360	$2,050

Note 8 - Borrowings

The Bank has a line of credit commitment from another bank for borrowings up to $1,500,000. This line of credit is a demand facility subject to continued review and modification or suspension at any time. Advances are secured by certain qualifying assets of the Bank. There were no borrowings under this line of credit at December 31, 2007 and 2006.

The Bank has a line of credit facility with the Federal Home Loan Bank of $5,000,000. The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $37,091,000. Federal Home Loan Bank

Notes to Consolidated Financial Statements (Continued)

Note 8 – Borrowings (Continued)

advances are secured by qualifying assets of the Bank. There were no borrowings outstanding from the Federal Home Loan Bank at December 31, 2007 and 2006.

Note 9 - Income Taxes

The components of income tax expense for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)	
Federal:		
Current	**$309**	$331
Deferred	**(54)**	(35)
	255	296
State, current	**58**	63
	$313	$359

A reconciliation of the statutory income tax at a rate of 34% to the income tax expense included in the statements of income for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Federal income tax at statutory rate	**34.0%**	34.0%
State tax, net of federal benefit	**4.7**	4.5
Other	**0.3**	0.1
	39.0%	38.6%

The components of the net deferred tax asset at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$227**	$195
Deferred tax liabilities:		
Bank premises and equipment	**(6)**	(8)
Deferred loan costs	**(35)**	(55)
	(41)	(63)
Net Deferred Tax Asset	**$186**	$132

The net deferred tax asset at December 31, 2007 and 2006 of $186,000 and $132,000 is included in other assets, respectively.

Notes to Consolidated Financial Statements (Continued)

Note 10 – Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements. Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company's common stock issued in the public offering completed July 3, 2007 in the open market at an average price of $9.35 totaling $1.0 million. The Bank will make cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears an interest rate equal to the Prime Rate as published in the Wall Street Journal, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company's common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in the Consolidated Balance Sheet until released for allocation to participants. As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant's base compensation to the total base compensation of eligible plan participants. As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares, and the shares become outstanding for earnings per share computations. The Company recognized $17,000 of ESOP expense for the year ended December 31, 2007.

The following table represents the components of the ESOP shares at December 31, 2007:

	2007
Allocated shares	1,852
Unreleased shares	109,238
Total ESOP shares	111,090
Fair value of unreleased shares (in thousands)	$994

Note 11 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Company. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and do not represent more than normal risks of collectibility. These persons were indebted to the Company for loans totaling $15,000 and $20,000 at December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, $-0- of new loans and $5,000 repayments were made.

Certain directors of the Company are involved in the origination of loans for the Bank. Fees paid to these related parties for the years ended December 31, 2007 and 2006 were approximately $-0- and $94,000, respectively. Certain directors of the Company provided outside services to the Bank for $44,000 and $19,000 for the years ended December 31, 2007 and 2006, respectively. These outside services included accounting, consulting, property inspection and business development.

Notes to Consolidated Financial Statements (Continued)

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the Company's financial instrument commitments at December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)	
Commitments to grant loans	**$229**	$977
Unfunded commitments under lines of credit	**920**	410

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but includes principally residential and commercial real estate.

Note 13 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the Bank was well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2007 that management believes have changed the Bank's category.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Regulatory Matters (Continued)

The Bank's actual capital amounts and ratios at December 31, 2007 and 2006 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2007:						
Total capital (to risk-weighted assets)	**$12,825**	**26.54%**	$≥3,866	≥8.00%	$≥4,833	≥10.00%
Tier 1 capital (to risk-weighted assets)	**12,211**	**25.27**	≥1,933	≥4.00	≥2,900	≥ 6.00
Tier 1 capital (to average assets)	**12,211**	**18.31**	≥2,667	≥4.00	≥3,334	≥ 5.00
As of December 31, 2006:						
Total capital (to risk-weighted assets)	$5,216	13.66%	$≥3,055	≥8.00%	$≥3,819	≥10.00%
Tier 1 capital (to risk-weighted assets)	4,737	12.40	≥1,528	≥4.00	≥2,291	≥ 6.00
Tier 1 capital (to average assets)	4,737	7.79	≥2,431	≥4.00	≥3,039	≥ 5.00

Note 14 – Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No.107 "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying fair value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2007 and 2006 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following assumptions were used to estimate the fair value of the Company's financial instruments;

Cash and cash equivalents

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Interest-earning time deposits

The fair value of interest-earning time deposits is based on a present value estimate using rates currently offered for time deposits with similar remaining maturities.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Fair Value of Financial Instruments (Continued)

Investment securities

Fair value for securities is equal to the quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities

Loans receivable, net

The fair value of loans is estimated based on the present value of cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock

The carrying amount of Federal Home Loan Bank stock approximates fair value.

Accrued interest receivable and payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

The fair value of passbook and statement savings accounts, which are payable on demand, is the carrying amount. The fair value of certificates of deposit is based on a present value estimate using rates currently offered for deposits with similar remaining maturities.

Off-balance sheet financial instruments

Fair values for the Company's off-balance sheet financial instruments (lending commitments) are based on fees currently charged to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Assets:				
Cash and cash equivalents	**$ 4,987**	**$ 4,987**	$ 4,197	$ 4,197
Investment in interest-earning time deposits	**1,835**	**1,840**	1,711	1,713
Investment securities available for sale	**2,001**	**2,001**	--	--
Investment securities held to maturity	**2,253**	**2,265**	--	--
Investment in FHLB stock	**237**	**237**	263	263
Loans receivable, net	**61,656**	**61,834**	54,553	52,901
Accrued interest receivable	**294**	**294**	274	274
Liabilities:				
Deposits	**55,261**	**55,229**	55,750	55,453
Accrued interest payable	**101**	**101**	94	94
Off-balance sheet financial instruments	**--**	**--**	--	--

Notes to Consolidated Financial Statements (Continued)

Note 15 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheet

	December 31, 2007
Assets	
Cash and cash equivalents	$ 922
Investments	4,448
Investment in Quaint Oak Bank	12,211
Other assets	38
Total Assets	$17,619
Liabilities and Stockholders' Equity	
Other liabilities	$ 62
Stockholders' equity	17,557
Total Liabilities and Stockholders' Equity	$17,619

Statement of Income

	For the period of July 3, 2007 to December 31, 2007
Interest and dividend income	$147
Expenses	32
Net Income Before Income Taxes	115
Equity in Undistributed Net Income of Subsidiary	250
Income Taxes	(47)
Net Income	$318

Notes to Consolidated Financial Statements (Continued)

Note 15 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Statement of Cash Flows

	For the period of July 3, 2007 to December 31, 2007
Operating Activities	
Net income	$ 318
Adjustments to reconcile net income to net cash provided by operating activities:	
Undistributed income in subsidiary	(250)
Compensation expense for ESOP	17
Increase in other assets	(38)
Increase in other liabilities	62
Net cash provided by operating activities	109
Investing Activities	
Purchase of investments	(4,448)
Capital contribution to subsidiary bank	(7,052)
Net cash used in investing activities	(11,500)
Financing Activities	
Proceeds from issuance of common stock, net	13,351
Purchase of common stock for ESOP	(1,038)
Net cash provided by financing activities	12,313
Net Increase in Cash and Cash Equivalents	922
Cash and Cash Equivalents-Beginning of Period	-
Cash and Cash Equivalents-End of Period	$ 922

Since Quaint Oak Bancorp, Inc. was formed on July 3, 2007, there are no condensed financial statements other than for 2007.

Market Price of Quaint Oak Bancorp, Inc. Common Stock and Related Shareholder Matters

Quaint Oak Bancorp's common shares have been quoted on the OTC Bulletin Board ("OTCBB") since July 2007, under the symbol "QNTO." Presented below are the high and low sales prices for Quaint Oak Bancorp's common shares for the quarters ended September 30, 2007 and December 31, 2007. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from the OTCBB.

Quarter ended:	High	Low	Cash dividends per share
December 31, 2007	$ 9.85	$ 8.58	$--
September 30, 2007	$ 9.90	$ 8.70	--

As of December 31, 2007, Quaint Oak Bancorp had 1,388,625 common shares outstanding held of record by 233 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Transfer Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

Quaint Oak Bancorp, Inc.

Directors

Robert T. Strong
President and Chief Executive Officer

Robert J. Phillips
Chairman of the Board. Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania

George M. Ager, Jr.
Currently retired

John J. Augustine, CPA
Senior Manager of Teleflex, Inc., Limerick, Pennsylvania

James J. Clarke, Ph.D.
Principal of Clarke Consulting, Villanova, Pennsylvania

Andrew E. DiPiero, Jr., Esq.
Partner with Stampone D'Angelo Renzi DiPiero, Attorney at Law, P.C., Cheltenham, Pennsylvania

Kenneth R. Gant, MBA
Associate Agent of Landis Agencies, Doylestown, Pennsylvania

Marsh B. Spink
Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers

Diane J. Colyer
Corporate Secretary and Operations Officer

Robert Farrer
Compliance Officer, Security Officer, Bank Secrecy Act Officer and Community Reinvestment Act Officer

Curt T. Schulmeister
Chief Lending Officer

BANKING LOCATIONS

Main Office

Lakeside Office Park
607 Lakeside Drive
Southampton, Pennsylvania
(215) 364-4059
www.quaintoak.com

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QUAINT OAK
BANCORP INC

END